October 29, 2019

Yanping Sheng
Chief Executive Officer
Kemiao Garment Holding Group
6910 S. Cimarron Road, Suite 240
Las Vegas, Nevada 89114

       Re: Kemiao Garment Holding Group
           Amendment No. 1 to Form 10-12G
           Filed October 18, 2019
           File No. 000-56086

Dear Mr. Sheng:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2019 letter.

Form 10-12G/A filed October 18, 2019

Business, page 2

1. In response to our prior comment 3, you disclose that the liabilities and debts from the company's prior business operations "have not been addressed and remain on the books."
      Please revise to quantify the liabilities and debts that remain on the company's books. We note that the last Form 10-Q for the quarter ended September 30, 2011 reflected over $9 million in total liabilities, while the current balance sheet, as of June 30, 2019, shows total liabilities of $10,916.
 Yanping Sheng
FirstName LastNameYanping Sheng
Kemiao Garment Holding Group
Comapany NameKemiao Garment Holding Group
October 29, 2019
Page 2
October 29, 2019 Page 2
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 14

2. We note your response to our prior comment 14. Since Jinlin Guo is the control person of
         Guo Jin Tong Investment, please revise to clarify if his 4.3 million shares include the 3.6 million shares held by Guo Jin Tong Investment. Also please revise to disclose in the beneficial ownership table that Yufang Zhu is a director of the company.
Certain Relationships and Related Transactions, and Director Independence, page
16

3. We note your response to our prior comment 20. Please revise to disclose the nature and amount of compensation received by Bryan Glass in his role as custodian.
Recent Sales of Unregistered Securities, page 17

4. We note your response to our prior comment 18. However, it is still not clear why you state that the restricted shares were sold under Rule 144(i) when, since you are a shell company, Rule 144 is not available for the resale of your securities. Please revise or advise.
5. We note your response to prior comment 19 and your disclosure that "YuFang Zhu was issued 36,000,000 shares in accordance with the Equity Agreement." Please clarify your reference to "the Equity Agreement" and file it as an exhibit.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Inessa
Kessman, Senior Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney
Adviser, at (202) 551-3436 or Kathleen Krebs at (202) 551-3350 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Rhonda Keaveney